Exhibit 99.d(2)(a)

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT, effective as of October 21, 2022, by and between Manning & Napier Advisors, LLC (the “Advisor”) and Manning & Napier Fund, Inc. (the “Company”) (the “Agreement”), on behalf of the series of the Company set forth in Schedule A attached hereto (each, a “Series”).

WHEREAS, the Company is a Maryland corporation organized under an Articles of Incorporation, dated July 26, 1984, as amended (the “Articles”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Series is a series of the Company with the classes set forth in Schedule A attached hereto (each, a “Class”);

WHEREAS, the Company and the Advisor have entered into Investment Advisory Agreements dated October 21, 2022 with respect to each Series of the Fund (the “Advisory Agreements”) pursuant to which the Advisor provides investment advisory services to each Series for compensation based on the value of the average daily net assets of the Series;

WHEREAS, the Company, on behalf of certain Series, and the Advisor have entered into an agreement whereby, pursuant to the terms of such agreement, the Advisor has agreed to waive the investment advisory fees payable to it by Class W Shares of the Series pursuant to the Advisory Agreement with respect to said Series (the “Advisory Fee Waiver Agreement”);

WHEREAS, the Company and the Advisor have determined that it is appropriate and in the best interests of each Series and the Series’ shareholders to maintain the expenses of each Class of the Series at a level at or below the level to which the Class would normally be subject in order for the Class’s expense ratio to not exceed the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for such Class in Schedule A hereto;

NOW THEREFORE, the parties hereto agree as follows:

1.            Expense Limitation.

1.1.        Applicable Expense Limit. To the extent that the aggregate expenses incurred by a Class of a Series in any fiscal year, including, but not limited to, investment advisory fees of the Advisor that are not waived pursuant to the Advisory Fee Waiver Agreement (but excluding any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), interest, taxes, brokerage commissions, and other costs and expenses relating to the securities that are purchased and sold by the Series, dividend and interest expenses on securities sold short, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses not incurred in the ordinary course of such Series’ business) and expenses for which payment has been made through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by that Series (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, this excess amount (the “Excess Amount”) shall be the liability of the Advisor.

1.2.        Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to a Class of a Series shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Class. The Maximum Annual Operating Expense Limit for a Class of a Series contemplates that certain expenses for the Series may be paid through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by the Series.

1.3.        Method of Computation. To determine the Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Class shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a Class of a Series subject to the Advisory Fee Waiver Agreement for any month exceed the Maximum Annual Operating Expense Limit of such Class, the Advisor shall remit to the Class an amount that is sufficient to pay said Excess Amount. If the annualized Fund Operating Expenses of a Class of a Series not subject to the Advisory Fee Waiver Agreement for any month exceed the Maximum Annual Operating Expense Limit of such Class, the Advisor shall first waive or reduce the Advisor’s investment advisory fee for said month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any said month is insufficient to pay the Excess Amount, or, would cause the Class to pay a different share of the investment advisory fee than any other Class of the Series not subject to the Advisory Fee Waiver Agreement, the Advisor also shall remit to the Class an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay said Excess Amount.

1.4.        Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year (or the termination of this Agreement if sooner), an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to each Class, pursuant to this Section 1, with respect to the previous fiscal year shall equal the Excess Amount for said fiscal year.

2.             Reimbursement of Fee Waivers and Expense Payments.

2.1.        Reimbursement. At any time in which the Advisory Agreement with respect to a Series still is in effect, the Advisor shall be entitled to reimbursement by a Class of said Series, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Advisor to said Class pursuant to Section 1 hereof to the extent that the estimated aggregate Fund Operating Expenses of such Class for the fiscal year are less than the Maximum Annual Operating Expense Limit (i) at the time of the fee waiver or expense payment and (ii) at the time of the reimbursement. The total amount of reimbursement to which the Advisor may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Advisor and all other payments remitted by the Advisor to a Series, pursuant to Section 1 hereof, during the rolling three (3)-year period preceding the reimbursement, less any reimbursement previously paid by said Series to the Advisor, pursuant to this Section 2, with respect to said waivers, reductions, and payments. For the avoidance of doubt, the Reimbursement Amount for any such waiver, reduction or other remittance by the Advisor shall be determined by reference to its own rolling 3-year period. Notwithstanding anything to the contrary above, the Reimbursement Amount shall not include (i) any waiver, reduction or other remittance by the Advisor prior to the date of this Agreement, (ii) any waiver of investment advisory fees pursuant to the Advisory Fee Waiver Agreement, or (iii) any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

2.2.        Board Notification. Each Series shall provide to the Board of Directors of the Company (the “Board”) a quarterly report of any reimbursements paid to the Advisor pursuant to this Agreement.

2.3.        Method of Computation. To determine a Class’s accrual, if any, to reimburse the Advisor for the Reimbursement Amount, each month the Fund Operating Expenses of the Class shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a Class for any month are less than the Maximum Annual Operating Expense Limit of said Class, said Class shall accrue into the Class’s net asset value an amount payable to the Advisor sufficient to increase the annualized Fund Operating Expenses of that Class to an amount no greater than the Maximum Annual Operating Expense Limit of that Class, provided that said amount paid to the Advisor in no event shall exceed the total Reimbursement Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of a Class for purposes of determining the Class’s net asset value.

2.4.        Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Advisor as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Class for the prior fiscal year (including any reimbursement payments hereunder with respect to said fiscal year) do not exceed the Maximum Annual Operating Expense Limit for said fiscal year.

2.5.         Survival. Subject to Section 2.1, this Section 2 shall survive the termination of this Agreement.

3.            Term and Termination of Agreement. This Agreement will remain in effect indefinitely with respect to a Class of a Series, and will terminate only upon (i) the liquidation and dissolution of the Class, (ii) the Advisor no longer serves as the investment adviser with respect to the Series , or (iii) the approval by majority vote of the Directors, including a majority of those Directors who are not “interested persons” (as such term is defined in the 1940 Act) of the Company (the “Independent Directors”) voting separately.

4.           Miscellaneous.

4.1.       Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect the construction or effect of the provisions hereof.

4.2.       Interpretation. Nothing herein contained shall be deemed to require the Company or a Series to take any action contrary to the Company’s Articles or By-Laws, or any applicable statutory or regulatory requirement to which the Company or the Series is subject or by which the Company or the Series is bound, or to relieve or deprive the Board of the Board’s responsibility for and control of the conduct of the affairs of the Company or the Series.

4.3.        Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of an Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to said Advisory Agreement or the 1940 Act.

4.4.        Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective, as to said jurisdiction, to the extent of said invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

4.5.        Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Maryland without giving effect to the conflicts of law principles thereof, and the parties consent to the jurisdiction of courts, both state or federal, in Maryland, with respect to any dispute under this Agreement.

4.6.        Amendment. This Agreement may not be amended except pursuant to a writing signed by the parties hereto and in accordance with the 1940 Act, when applicable. Schedule A hereto may not be amended to increase the Maximum Annual Operating Expense Limit of a Class unless such amendment is authorized by majority vote of the Directors, including a majority of Independent Directors voting separately.

4.7.        Assignment. The Advisor may not assign its right or obligations under this Agreement except with prior approval by majority vote of the Directors, including a majority of Independent Directors voting separately.

4.8.        Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, or rule, or otherwise shall be rendered invalid, the remainder of this Agreement shall not be affected thereby.

4.9.        Entire Agreement. This Agreement, including any schedules hereto (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

MANNING & NAPIER FUND, INC.,

on behalf of the series of the Company set forth in Schedule A

/s/ Elizabeth Craig

Name: Elizabeth Craig

Title: Corporate Secretary

MANNING & NAPIER ADVISORS, LLC

/s/ Sarah Turner

Name: Sarah Turner

Title: Corporate Secretary

SCHEDULE A

DATED: October 21, 2022

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Series of the Company:

Name of Series	Share Class	Maximum Annual Operating Expense Limit
Pro-Blend Conservative Term Series	L, R, S, I	0.65%
Pro-Blend Conservative Term Series	Z	0.50%
Pro-Blend Conservative Term Series	W	0.10%
Pro-Blend Moderate Term Series	L, R, S, I	0.85%
Pro-Blend Moderate Term Series	Z	0.70%
Pro-Blend Moderate Term Series	W	0.10%
Pro-Blend Extended Term Series	L, R, S, I	0.85%
Pro-Blend Extended Term Series	Z	0.70%
Pro-Blend Extended Term Series	W	0.10%
Pro-Blend Maximum Term Series	L, R, S, I	0.85%
Pro-Blend Maximum Term Series	Z	0.70%
Pro-Blend Maximum Term Series	W	0.10%
Equity Series	S	0.80%
Equity Series	W	0.05%
Disciplined Value Series	S, I	0.60%
Disciplined Value Series	Z	0.45%
Disciplined Value Series	W	0.15%
Rainier International Discovery Series	S, I	1.15%
Rainier International Discovery Series	Z	1.00%
Rainier International Discovery Series	W	0.10%
Overseas Series	W	0.05%
Overseas Series	I	0.75%
Overseas Series	S	0.80%
Overseas Series	Z	0.65%
New York Tax Exempt Series	A	0.85%
New York Tax Exempt Series	W	0.35%
Diversified Tax Exempt Series	A	0.85%
Diversified Tax Exempt Series	W	0.35%
Unconstrained Bond Series	S, I	0.50%
Unconstrained Bond Series	Z	0.35%
Unconstrained Bond Series	W	0.05%
Real Estate Series	S, I	0.85%
Real Estate Series	Z	0.70%
Real Estate Series	W	0.10%
Core Bond Series	S, I	0.45%
Core Bond Series	Z	0.30%
Core Bond Series	W	0.05%
High Yield Bond Series	S, I	0.65%
High Yield Bond Series	Z	0.50%
High Yield Bond Series	W	0.10%

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